The Collection LLC

Financial Statements
(Unaudited – See accompanying independent accountants’
compilation report)

Independent Accountants’ Compilation Report

The Members
The Collection LLC:

Management is responsible for the accompanying financial statements of The Collection LLC (the Company), which comprise the balance sheet as of December 31, 2017, and the related statements of operations and changes in members’ equity, and cash flows for the year then ended, and the related notes to financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed the compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. We did not audit or review the 2017 financial statements, nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

The 2016 financial statements were audited by us, and we expressed an unmodified opinion on them in our report dated February 27, 2017. We have not performed any auditing procedures on the financial statements since that date.

The 2015 financial statements have not been audited, reviewed, or compiled and accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on them.

/s/ KKDLY LLC

Honolulu, Hawaii
March 1, 2018

THE COLLECTION LLC

Balance Sheets

December 31, 2017 and 2016
(See accompanying independent accountants' compilation report)

Assets	2017 (Unaudited)	2016 (Audited)

Cash	$14,748,411	$34,002,132
Real estate development costs	8,963,548	15,279,643

Total assets	$23,711,959	$49,281,775

Liabilities and Members' Equity
Liabilities:
Accounts payable and accrued expenses	$982,110	$10,482,680
Contingency reserve	2,924,625	3,019,570
Retention payable	119,622	19,498,478
Deposits	-	254,250

Total liabilities	4,026,357	33,254,978

Members' equity	19,685,602	16,026,797

Total liabilities and members' equity	$23,711,959	$49,281,775

See accompanying notes to financial statements

THE COLLECTION LLC

Statements of Operations and Changes in Members' Equity

Years Ended December 31, 2017, 2016, and 2015
(See accompanying independent accountants' compilation report)

	2017 (Unaudited)	2016 (Audited)	2015 (Unaudited)

Real estate sales, net	$14,751,650	$303,761,796	$ -
Cost of sales	11,167,019	280,146,553	-

Gross profit	3,584,631	23,615,243	-

Other income (expense):
Other income	74,174	23,021	-
Other expense	-	-	(225,499)

Net income (loss)	3,658,805	23,638,264	(225,499)

Members' equity at beginning of year	16,026,797	62,486,217	46,794,081
Members' contributions	-	4,193,095	15,917,635
Distributions to members	-	(74,290,779)	-

Members' equity at end of year	$19,685,602	$16,026,797	$62,486,217

See accompanying notes to financial statements

THE COLLECTION LLC

Statements of Cash Flows

Years Ended December 31, 2017, 2016, and 2015
(See accompanying independent accountants' compilation report)

	2017 (Unaudited)	2016 (Audited)	2015 (Unaudited)

Cash flows from operating activities:
Net income (loss)	$3,658,805	$23,638,264	$(225,499)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Changes in operating assets and liabilities:
Real estate development costs	6,316,095	123,151,793	(90,354,202)
Accounts payable and accrued expenses	(9,500,570)	(12,750,173)	20,389,775
Contingency reserve	(94,945)	3,019,570	-
Retention payable	(19,378,856)	10,820,248	8,476,107
Deposits	(254,250)	(40,561,025)	40,815,275

Net cash provided by (used in) operating activities	(19,253,721)	107,318,677	(20,898,544)

Cash flows from financing activities:
Principal payments on debt	-	(129,297,992)	-
Proceeds from issuance of debt	-	124,945,533	4,352,459
Distributions to members	-	(74,290,779)	-
Contributions from members	-	4,193,095	15,917,635

Net cash provided by (used in) financing activities	-	(74,450,143)	20,270,094

Net increase (decrease) in cash	(19,253,721)	32,868,534	(628,450)

Cash at beginning of year	34,002,132	1,133,598	1,762,048

Cash at end of year	$14,748,411	$34,002,132	$1,133,598

Supplemental cash flow information:
Interest paid	$ -	$1,904,860	$12,157

See accompanying notes to financial statements

THE COLLECTION LLC

Notes to Financial Statements

December 31, 2017 (Unaudited) and 2016 (Audited)

(1)	Organization and Description of Business

On January 23, 2013, Block E LLC, a limited liability company was formed by A&B Properties, Inc., a Hawaii corporation. Block E LLC filed articles of amendment to change its company name to The Collection LLC (the Company) on March 25, 2013. On August 29, 2014, the Company amended and restated its operating agreement (the Operating Agreement) and admitted Keawe Development LLC (Keawe), a Hawaii limited liability company (A&B Properties, Inc. as its sole member), N600 LLC (N600), a Hawaii limited liability company, and Armstrong Homes, Ltd. (AHL), a Hawaii corporation as members (the Members). A&B Properties, Inc. is the Manager and registered agent of the Company, responsible for the execution, filing and recording of documents, as necessary to comply with requirements of the operations of a limited liability company and to conduct business under the laws of the state of Hawaii or other applicable jurisdiction. Certain actions that would significantly impact the economic performance of the Company, as defined in the Operating Agreement, require supermajority or unanimous consent of the Members. The Company was formed primarily for the purpose of acquiring, owning, selling, leasing, developing and marketing real property commonly referred to as “The Collection”, comprised of a condominium high rise, townhouse units, and loft units totaling 465 residential fee simple units and 4 fee simple commercial units in Honolulu, Hawaii (the Project).

The Company commenced construction of the Project in November, 2014. As of December 31, 2017 and 2016, respectively, 460 and 451 residential units were sold.

The Operating Agreement provides for distributions to N600 and AHL proportionately until their respective unpaid preferred amount, as defined, equals zero. Further distributions are then to be paid to Keawe until its unpaid preferred amount, as defined equals zero and then allocated 98 percent to Keawe and 2 percent to N600 and AHL in proportion to their respective economic interest.

Pursuant to the Operating Agreement, after giving effect to special allocations, as defined, profits of the Company are first allocated to reduce any negative capital accounts, as defined, to zero, then to the Members’ respective adjusted capital account up to their unpaid preferred amount, as defined. Additional profits are then allocated to Keawe’s capital account up to its unpaid preferred amount, as defined, and then allocated 98% to Keawe and 2% to N600 and AHL in proportion to their respective economic interest. Losses are first allocated to any Member with a capital account greater than its unpaid preferred amount and then to Keawe’s capital account until it equals zero. Additional losses are proportionately allocated to the Members’ with capital accounts equal to zero and then to all Members in proportion to their respective economic interest.

(2)	Summary of Significant Accounting Principles

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

THE COLLECTION LLC

Notes to Financial Statements

December 31, 2017 (Unaudited) and 2016 (Audited)

Cash

The Company maintains cash accounts in a Hawaii bank, which as of December 31, 2017 and 2016, and at various times throughout the years then ended, exceeded federally insured limits.

Revenue Recognition

Profit on sales of real estate is recognized when title has passed, minimum down payment criterion are met, the terms of any note received are such as to satisfy continuing investment requirements and collectability of the note is reasonably assured, the risks and rewards of ownership have been transferred to the buyer, and there is no substantial continuing involvement with the property. If any of the aforementioned criteria are not met, profit is deferred and recognized under the cost recovery, deposit, or percentage of completion method.

Income Taxes

As a limited liability company, the Company is not a tax-paying entity for purposes of federal and state income taxes. Income or losses of the Company are reported on the Members’ income tax returns. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes. ASC Topic 740 clarifies the accounting for uncertain tax positions in an enterprise’s financial statements by prescribing a recognition and measurement of a tax position taken or expected to be taken in a tax return. Management has determined that the Company does not have an uncertain tax position and associated unrecognized benefits that materially impact the financial statements or related disclosures.

As tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company is no longer subject to U.S. federal examinations by tax authorities for the years ended December 31, 2013 and prior.

(3)	Debt

On October 31, 2014, the Company entered into a $177 million loan agreement with five unrelated financial institutions to finance the construction of the Project. Borrowings under the loan agreement bear interest at one-month Libor, plus 3 percent (3.24% at December 31, 2015). Drawings under the loan agreement were secured by the real property, the assignment of sales contracts and a limited repayment guaranty and a completion guaranty by the Manager. The loan agreement contained certain financial and operational covenants including, the timely completion of the Project, and financial ratio and minimum ownership and guarantor tangible net worth requirements.

As of December 31, 2016, the Company had repaid in full all outstanding borrowings under the loan agreement and accrued interest thereon.

(4)	Deferred Financing Costs

THE COLLECTION LLC

Notes to Financial Statements

December 31, 2017 (Unaudited) and 2016 (Audited)

As of December 31, 2017 and 2016, the Company incurred approximately $2,492,000 of financing costs related to the construction debt, which was capitalized as real estate development costs.

(5)	Related-Party Transactions

The Company recorded real estate sales at market prices to directors, officers and employees of the Manager and the Manager’s parent company of $0 in 2017 and approximately $6,739,700 in 2016.
Developer Fee

In accordance with the Operating Agreement, the Manager has sole responsibility for the day-to-day oversight and administration of the Company’s business activities and internal affairs, including the management of cash and personnel. In consideration for such duties, the Operating Agreement provided for a fee (Developer Fee) to be paid to the Manager equal to 4% of the total cost of constructing the condominium units, reduced by certain costs, as defined and is estimated to total approximately $9,216,000 over the duration of the Project. The Developer Fee is payable monthly in the amount of $255,993 for 36 months provided, in the event all units of the project are sold, the remaining unpaid Developer Fee will be paid to the Manager. When the total cost of the Project is known, the Developer Fee will be calculated and any additional amounts owing to the Manager is to be paid within 30 days of such determination. The Developer Fee amounted to approximately $2,650,300, $3,011,900, and $4,095,900 (unaudited), respectively, for the years ended December 31, 2017, 2016, and 2015, which were capitalized as real estate development costs.

(6)	Commitments and Contingencies

In conjunction with provisions of the Company’s Operating Agreement, the Manager has recorded a reserve liability for possible claims against or obligations of the Company arising out of the normal course of business. The liability approximates 1% of total sales proceeds on the Project and was included in cost of sales of the Project for the year ended December 31, 2016. A contingency reserve, established using funds from distributable cash to the Members amounted to $2,924,625 and $3,019,570 at December 31, 2017 and 2016, respectively.

As of December 31, 2017 and 2016, the Company has remaining commitments of approximately $733,000 and $974,000, respectively, under a construction contract and approved change orders thereon.

(7)	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through March 1, 2018, the date at which the financial statements were available to be issued and determined there were no other items to disclose.

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